================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                             ----------------------


                                  FORM 11-K
(Mark One)

[X]                Annual report pursuant to Section 15(d) of the
                      Securities Exchange Act of 1934

                   For the fiscal year ended December 31, 1997

                                       OR

[ ]               Transition report pursuant to Section 15(d)
                      of the Securities Exchange Act of 1934

                        For the transition period from          to
                                                       --------    --------


COMMISSION FILE NUMBER 1-10070 (MCN Energy Group Inc.)



                MCN ENERGY GROUP SAVINGS AND STOCK OWNERSHIP PLAN

              (Full title of the plan and the address of the plan,
                if different from that of the issuer named below)


                           MCN ENERGY GROUP INC. (MCN)
                               500 Griswold Street
                             Detroit, Michigan 48226

           (Name of issuer of the common stock issued pursuant to the plan and the address of its principal executive office)


================================================================================

                MCN ENERGY GROUP SAVINGS AND STOCK OWNERSHIP PLAN


     Financial Statements for the Years Ended December 31, 1997 and 1996,
          Supplemental Schedules for the Year Ended December 31, 1997
                        and Independent Auditors' Report

                MCN ENERGY GROUP SAVINGS AND STOCK OWNERSHIP PLAN

                                TABLE OF CONTENTS
                                -----------------



                                                                                                      Page

Financial Statements:

     Statement of Assets Available for Benefits as of December 31, 1997 .................               1

     Statement of Assets Available for Benefits as of December 31, 1996 .................               2

     Statement of Changes in Assets Available for Benefits for the Year Ended
       December 31, 1997.................................................................               3

     Notes to Financial Statements.......................................................             4-8

Supplemental Schedules:

     Item 27a - Schedule of Assets Held for Investment Purposes as of
       December 31, 1997 ................................................................               9

     Item 27d - Schedule of Reportable Transactions For the Year Ended
       December 31, 1997.................................................................              10


INDEPENDENT AUDITORS' REPORT

To the Trustees and Participants of
   MCN Energy Group Savings and Stock Ownership Plan
Detroit, Michigan


We have audited the accompanying statements of assets available for benefits of the MCN Energy Group Savings and Stock Ownership Plan (the "Plan") as of December 31, 1997 and 1996, and the related statement of changes in assets available for benefits for the year ended December 31, 1997. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the accompanying financial statements present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 1997 and 1996, and the changes in assets available for benefits for the year ended December 31, 1997, in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information by fund in the statement of assets available for benefits and the statement of changes in assets available for benefits is presented for the purpose of additional analysis rather than to present the assets available for benefits and changes in assets available for benefits of the individual funds. These supplemental schedules and supplemental information by fund is the responsibility of the Plan's management. Such supplemental schedules and supplemental information by fund have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

DELOITTE & TOUCHE LLP
Detroit, Michigan
June 25, 1998

               MCN ENERGY GROUP SAVINGS AND STOCK OWNERSHIP PLAN

                  STATEMENT OF ASSETS AVAILABLE FOR BENEFITS

                            AS OF DECEMBER 31, 1997



                                                                                Supplemental Information by Fund
                                                             ---------------------------------------------------------------------

                                                                 MCN          Global       Growth        Fixed
                                                                Stock         Growth      & Income       Income       Voyager
                                                  Total          Fund          Fund         Fund          Fund          Fund
                                               ------------- ------------- ------------- ------------ --------------- ------------
INVESTMENTS, (NOTES 1 AND 2):
     Common stock - MCN Energy Group Inc.     $ 141,792,794 $ 141,792,794
     Registered investment companies            119,345,335                $ 17,277,301  $ 46,713,743               $ 42,098,094
     Investment in Master Trust (Note 4)         44,192,146                                           $ 44,192,146
     Loans to participants                        6,926,815
                                              ------------- -------------  ------------  ------------ ------------  ------------

               Total Investments                312,257,090   141,792,794    17,277,301    46,713,743   44,192,146    42,098,094
                                              ------------- -------------  ------------  ------------ ------------  ------------

OTHER ASSETS:
     Cash on deposit and in transit                  88,263                                                 (4,635)
                                              ------------- -------------  ------------  ------------ ------------  ------------

               Total Assets                     312,345,353   141,792,794    17,277,301    46,713,743   44,187,511    42,098,094
                                              ------------- -------------  ------------  ------------ ------------  ------------

ASSETS AVAILABLE FOR BENEFITS                 $ 312,345,353 $ 141,792,794  $ 17,277,301  $ 46,713,743 $ 44,187,511  $ 42,098,094
                                              ============= =============  ============  ============ ============  =============


Participating Units - December 31, 1997
     Number of Units                                            3,511,896     1,734,669     2,390,673   44,187,511     2,209,874
     Value of Units                                               $ 40.38        $ 9.96       $ 19.54       $ 1.00       $ 19.05


                                                           Supplemental Information by Fund
                                                 ----------------------------------------------------
                                                      New
                                                  Opportunities    Income         Loan     Forfeiture
                                                      Fund          Fund          Fund        Fund
                                                  ------------- ------------- ------------- ---------
INVESTMENTS, (NOTES 1 AND 2):
     Common stock - MCN Energy Group Inc.
     Registered investment companies               $ 11,777,680   $ 1,478,517
     Investment in Master Trust (Note 4)
     Loans to participants                                                      $ 6,926,815
                                                   ------------   -----------   ----------- ---------

               Total Investments                     11,777,680     1,478,517     6,926,815         -
                                                   ------------   -----------   ----------- ---------

OTHER ASSETS:
     Cash on deposit and in transit                                                            92,898
                                                   ------------   ------------  ----------- ---------

               Total Assets                          11,777,680      1,478,517    6,926,815    92,898
                                                   ------------   ------------  ----------- ---------

ASSETS AVAILABLE FOR BENEFITS                      $ 11,777,680   $  1,478,517  $ 6,926,815 $  92,898
                                                   ============   ============  =========== =========


Participating Units - December 31, 1997
     Number of Units                                    242,090       207,949
     Value of Units                                $      48.65   $      7.11


  The notes to the financial statments are an integral part of this statement.

              MCN ENERGY GROUP SAVINGS AND STOCK OWNERSHIP PLAN

                  STATEMENT OF ASSETS AVAILABLE FOR BENEFITS

                           AS OF DECEMBER 31, 1996




                                                                        Supplemental Information by Fund
                                                             --------------------------------------------------------

                                                                  MCN          Global        Growth        Fixed
                                                                 Stock         Growth       & Income       Income
                                                   Total         Fund           Fund          Fund          Fund
                                               ---------------------------- ------------- ------------- -------------

INVESTMENTS, (NOTES 1 AND 2):
      Common stock - MCN Energy Group Inc.     $ 102,814,974 $ 102,814,974
      Registered investment companies            101,307,646                $ 15,673,342  $ 38,298,187
      Investment in Master Trust (Note 4)         46,306,194                                            $ 46,306,194
      Loans to participants                        6,638,107
                                               ---------------------------- ------------- ------------- -------------

                Total Investments              $ 257,066,921   102,814,974    15,673,342    38,298,187    46,306,194
                                               ---------------------------- ------------- ------------- -------------

OTHER ASSETS:
      Cash on deposit and in transit                  39,281                                                  (6,541)
                                               ---------------------------- ------------- ------------- -------------

                Total Assets                     257,106,202   102,814,974    15,673,342    38,298,187    46,299,653
                                               ---------------------------- ------------- ------------- -------------

ASSETS AVAILABLE FOR BENEFITS                  $ 257,106,202 $ 102,814,974  $ 15,673,342  $ 38,298,187  $ 46,299,653
                                               ============================ ============= ============= =============


Participating Units - December 31, 1996
      Number of Units                                            3,560,692     1,448,553     2,125,316    46,299,653
      Value of Units                                         $       28.88  $      10.82  $      18.02  $       1.00



                                                               Supplemental Information by Fund
                                               --------------------------------------------------------------

                                                                 New
                                                 Voyager     Opportunities  Income        Loan     Forfeiture
                                                   Fund          Fund        Fund         Fund        Fund
                                               ------------- ------------- ---------- ------------- ---------

INVESTMENTS, (Notes 1 and 2):
      Common stock - MCN Energy Group Inc.
      Registered investment companies          $ 36,068,077  $ 10,413,670  $ 854,370
      Investment in Master Trust (Note 4)
      Loans to participants                                                           $  6,638,107
                                               ------------- ------------- ---------- ------------- ---------

                Total Investments                36,068,077    10,413,670    854,370     6,638,107         -
                                               ------------- ------------- ---------- ------------- ---------

OTHER ASSETS:
      Cash on deposit and in transit                                                                 $45,822
                                               ------------- ------------- ---------- ------------- ---------

                Total Assets                     36,068,077    10,413,670    854,370     6,638,107    45,822
                                               ------------- ------------- ---------- ------------- ---------

ASSETS AVAILABLE FOR BENEFITS                  $ 36,068,077  $ 10,413,670  $ 854,370  $  6,638,107  $ 45,822
                                               ============= ============= ========== ============= =========


Participating Units - December 31, 1996
      Number of Units                             2,237,474       256,305    121,879
      Value of Units                           $      16.12  $      40.63  $    7.01

              MCN ENERGY GROUP SAVINGS AND STOCK OWNERSHIP PLAN

                  STATEMENT OF ASSETS AVAILABLE FOR BENEFITS

                           AS OF DECEMBER 31, 1997




                                                                         Supplemental Information by Fund
                                                             ------------------------------------------------------

                                                                 MCN          Global       Growth        Fixed
                                                                Stock         Growth      & Income       Income
                                                  Total          Fund          Fund         Fund          Fund
                                               ------------- ------------- ----------------------------------------
ADDITIONS TO ASSETS ATTRIBUTED TO:
     Investment income                         $ 18,115,093  $  3,489,493  $  3,117,097   $ 6,089,895  $ 2,601,473
     Change in market value of investments       50,834,678    40,592,530    (1,068,167)    3,076,914            -
     Transfers by participants between
       investment funds (net)                             -       606,703      (334,688)    1,789,981   (1,122,329)
     Transfers to loan fund                               -    (1,242,733)     (253,211)     (387,166)    (310,840)
     Transfers from loan fund                             -       910,848       181,034       276,088      289,214
     Interest on loans to participants              652,193       292,958        60,546        85,487       87,725
                                               ------------- ------------- ----------------------------------------
                                                 69,601,964    44,649,799     1,702,611    10,931,199    1,545,243
                                               ------------- ------------- ----------------------------------------

Contributions:
     Participant                                  6,994,402
     Employer                                     3,661,379
     Forteitures to be used                          47,076
                                               ------------- ------------- ----------------------------------------
       Total                                     10,702,857     3,959,405     1,036,546     1,639,111    1,333,949

               Total Additions                   80,304,821    48,609,204     2,739,157    12,570,310    2,879,192
                                               ------------- ------------- ----------------------------------------

DEDUCTIONS FROM ASSETS ATTRIBUTED TO:
     Distributions to terminated participants   (23,928,639)   (9,306,760)   (1,061,112)   (4,034,722)  (4,564,392)
     Withdrawals                                 (1,184,074)     (365,513)      (78,556)     (127,086)    (418,920)
     Transfers by participants between plans (net)   47,043        40,889         4,470         7,054       (8,022)
                                               ------------- ------------- ----------------------------------------

               Total Deductions                 (25,065,670)   (9,631,384)   (1,135,198)   (4,154,754)  (4,991,334)
                                               ------------- ------------- ----------------------------------------

NET INCREASE(DECREASE)                           55,239,151    38,977,820     1,603,959     8,415,556   (2,112,142)

ASSETS AVAILABLE FOR BENEFITS:

     Beginning of the period                    257,106,202   102,814,974    15,673,342    38,298,187   46,299,653
                                               ------------- ------------- ----------------------------------------

     End of the period                         $312,345,353  $141,792,794  $ 17,277,301  $ 46,713,743 $ 44,187,511
                                               ============= ============= ========================================


                                                                Supplemental Information by Fund
                                             ---------------------------------------------------------------

                                                               New
                                               Voyager     Opportunities   Income         Loan     Forfeiture
                                                 Fund          Fund         Fund          Fund       Fund
                                             ------------- ------------- ------------ ----------------------
ADDITIONS TO ASSETS ATTRIBUTED TO:
     Investment income                        $ 2,492,173  $    255,743  $    69,219             -         -
     Change in market value of investments      6,354,506     1,863,344       15,551             -         -
     Transfers by participants between
       investment funds (net)                  (1,589,080)     (295,358)     944,771             -         -
     Transfers to loan fund                      (388,805)      (50,455)      (3,368)    2,636,578         -
     Transfers from loan fund                     315,826        85,632        4,381    (2,063,023)        -
     Interest on loans to participants             95,183        28,482        1,812             -         -
                                             ------------- ------------- -----------  ------------  --------
                                                7,279,803     1,887,388    1,032,366       573,555         -
                                             ------------- ------------- -----------  ------------  --------

Contributions:
     Participant
     Employer
     Forteitures to be used                                                                           47,076
                                             ------------- ------------- -----------  ------------  --------
       Total                                    1,712,519       913,641       60,610             -    47,076

               Total Additions                  8,992,322     2,801,029    1,092,976       573,555    47,076
                                             ------------- ------------- -----------  ------------  --------

DEDUCTIONS FROM ASSETS ATTRIBUTED TO:
     Distributions to terminated participants  (2,839,692)   (1,384,323)    (468,317)     (269,321)        -
     Withdrawals                                 (124,446)      (53,515)        (512)      (15,526)        -
     Transfers by participants between plans
          (net)                                     1,833           819            -             -         -
                                             ------------- ------------- -----------  ------------- --------

               Total Deductions                (2,962,305)   (1,437,019)    (468,829)     (284,847)        -
                                             ------------- ------------- -----------  ------------  --------

NET INCREASE(DECREASE)                          6,030,017     1,364,010      624,147       288,708    47,076

ASSETS AVAILABLE FOR BENEFITS:

     Beginning of the period                   36,068,077    10,413,670      854,370     6,638,107    45,822
                                             ------------- ------------- -----------  ------------  --------

     End of the period                       $ 42,098,094  $ 11,777,680  $ 1,478,517  $  6,926,815  $ 92,898
                                             ============= ============= ===========  ============  ========


The notes to the financial statements are an integral part of this statement.

                MCN ENERGY GROUP SAVINGS AND STOCK OWNERSHIP PLAN

                          NOTES TO FINANCIAL STATEMENTS


1.       PLAN DESCRIPTION

         The following description of the MCN Energy Group Savings and Stock Ownership Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

         GENERAL

         The Plan is a defined contribution benefit plan for employees not covered by the collective bargaining agreements who have attained one year of service and are age 21 or older. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan is sponsored solely by MCN Energy Group Inc. (MCN) and is maintained for the benefit of employees of MCN and any subsidiary or affiliate of MCN which may adopt the Plan from time to time.

         The employers participating in the Plan are MichCon, MCN Energy Group Inc., and MCN Investment Corporation and some of its subsidiaries.

         CONTRIBUTIONS

         Each employee electing to participate in the Plan is required to make regular contributions by payroll deduction. Participant contributions, including any Salary Reduction Allotments, are limited to 15% (for highly compensated participants) and 20% (for nonhighly compensated participants) of the participant's compensation as defined in the Plan ("Eligible Compensation"), or such maximum rates as may be approved by the Internal Revenue Service. Effective April 1, 1998, participant contributions are limited to 17% (for nonhighly compensated participants) of the participant's Eligible Compensation. Participants may elect to have their Eligible Compensation reduced (Salary Reduction Allotments) by up to 9% (highly compensated participants 8%) and have that amount contributed to the Plan.

         The employers' make matching contributions to the Plan on behalf of each participant which are limited to 4% of the participant's Eligible Compensation for individuals with less than 10 years of service. For those individuals who have completed at least 10 years of service, the limit is 5% of the participant's Eligible Compensation. Effective January 1, 1999, after a participant has completed 9 years of service, the limit is 5% of the participant's Eligible Compensation. However, some of the participants Eligible Compensation will include overtime wages and bonuses. Participants with more than 23 years of service are matched up to 6%. Seventy-five percent of all employer matching contributions is allocated to the MCN Restricted Stock Fund.

         Each Employer shall contribute annually (April 1st) to the MCN Restricted Stock Fund accounts for each of its participating Employees on active payroll who have at least 30 years of service, twenty-five shares of MCN Stock (or an equivalent value determined by the Committee in a nondiscriminatory manner, which may be used to purchase MCN Stock).

               MCN ENERGY GROUP SAVINGS AND STOCK OWNERSHIP PLAN


                          NOTES TO FINANCIAL STATEMENTS


PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contribution, allocations of the Company's contributions and Plan earnings. Allocations are based on participant earnings or account balances, as defined. Forfeited balances of terminated participants' nonvested accounts are used to reduce future employer contributions. The benefit to which the participant is entitled is the benefit that can be provided from the participant's vested account.

VESTING

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the employer's matching contribution portion of their accounts plus actual earnings thereon occurs after completion of five years of service.

INVESTMENT OPTIONS

Participants may transfer existing account balances in the investment funds on a daily basis with the exception of the MCN Restricted Stock Fund. However, participants may change their investment direction and amount of future contributions effective with the next payroll period. With respect to the MCN Stock Fund, Company designated insider traders are limited to a 30-day window following the release of quarterly earnings. Contributions may be directed in any of the following savings options:

     MCN Stock Fund - Fund invests solely in the common stock of MCN Energy Group Inc. This fund consists of two components, restricted and unrestricted. The restricted fund includes 75% of the employer match which is contributed to the employee stock ownership plan (ESOP) portion of the Plan. The unrestricted fund includes any employee contributions and possibly any portion of the remaining 25% of the employer matching contributions. All 1997 MCN dividends accumulated under the ESOP were passed through to each participant in March 1998 unless the participant elected not to receive such dividends.

     Putnam Global Growth Fund - Fund consists primarily of common stocks traded in securities markets located in a number of foreign countries and in the United States.

     Putnam Fund for Growth and Income - Fund consists primarily of common stocks that offer potential for capital growth, current income, or both. The fund may also purchase corporate bonds, notes and debentures, preferred stocks, or convertible securities (both debt securities and preferred stocks) or U.S. government securities.

     Fixed Income Fund - Fund consists of higher quality investments consistent with the Fund's objective to preserve principal while providing a stable rate of return to the Participant. The investments of the Fixed Income Fund consists of the following:

          - contracts with insurance companies and other financial institutions providing for fixed rates of interest, and

          - investments in specific government and corporate marketable fixed income securities, which are managed by professional investment advisors.

               MCN ENERGY GROUP SAVINGS AND STOCK OWNERSHIP PLAN


                          NOTES TO FINANCIAL STATEMENTS

                        Amounts invested in marketable securities are invested through or pursuant to contracts with insurance companies. These contracts provide for a guarantee of the principal invested and accrued interest under the contract. The interest rates under these contracts are adjusted at least annually to recognize the impacts of changing interest rate conditions. Investment advisors for marketable fixed income securities may use fixed income futures and options to reduce the effect of market volatility on the Fund.

                        Putnam Voyager Fund - Fund consists primarily of common stocks of companies with potential for capital appreciation which is significantly greater than that of the market averages and generally invests a significant portion of its assets in the securities of smaller and newer issuers.

                        Putnam New Opportunities Fund - Fund consists primarily of common stocks of companies in sectors of the economy with potential for capital appreciation which is significantly greater than that of the market averages and generally invests a significant portion of its assets in the securities of small to mid-sized companies.

                        Putnam Income Fund - Fund consists primarily of quality corporate and government bonds that pay out a rate of interest in regularly scheduled payments. The fund also invests in selected below-investment grade bonds, which have a higher risk of nonpayment of interest and principal.

ADMINISTRATIVE AND BROKERAGE FEES

Expenses in connection with the purchase or sale of stock or other securities are charged to the participant for which the purchases or sales are made. Participants pay 100% of the investment management and other related expenses of the funds. The participating employers pay 100% of the recordkeeping and Trustee expenses.

LOANS

Subject to limitations imposed by the Internal Revenue Code and Department of Labor regulations, Plan provisions allow a participant to borrow from the Plan an amount up to 50% of the vested value of his or her salary reduction and ESOP accounts, up to a maximum of $50,000, at an interest rate of 2 1/2% over prime updated quarterly (rounded to the nearest 1/2 %). The outstanding balances of loans are reported in the Loan fund. A participant may have only one loan outstanding at a time and loan refinances are available every twelve months.

TERMINATION OF THE PLAN

Although it has not expressed any intent to do so, the Employers have the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the Plan assets shall be distributed ratably to the participants in proportion to the total values of their respective Plan accounts.

Each participating employer may withdraw from or terminate its participation in the Plan at any time. Under these circumstances, the Committee shall direct the Trustee to (1) segregate, in a separate trust, amounts held under the Plan which are applicable to the participants of such

               MCN ENERGY GROUP SAVINGS AND STOCK OWNERSHIP PLAN

                         NOTES TO FINANCIAL STATEMENTS

         employer (in the event of withdrawal); or (2) distribute to the participants of such employer amounts attributable to such participants' investments under the Plan (in the event of termination).

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         The accompanying financial statements are prepared under the accrual method of accounting.

         Purchase and sales of securities are recorded on the trade date basis. Dividend income is recorded on the ex-dividend date. Income from other securities is recorded when earned.

         Investments are stated at market value, which is generally based on quoted prices. A portion of the Fixed Income Fund is reported on a contract value (which represents contributions made under the contract plus earnings, less withdrawals and administrative expenses) because it is fully benefit responsive. Participant loan receivables are presented at cost which approximates fair value.

         The cost of securities sold or distributed is determined on the basis of average cost. The MCN Stock Fund recognizes gains or losses on stock distributed to terminated participants in settlement of their accounts equal to the difference between cost and market value of the shares distributed.

         Benefits are recorded when paid.

3.       TAX STATUS

         The Internal Revenue Service has determined and informed MCN by a letter dated November 19, 1997 that the Plan is qualified and related trust is tax exempt and both are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

4.       DEFINED CONTRIBUTION PLANS MASTER TRUST

         The Master Trust was established on August 1, 1988 and serves as a funding medium to certain employee benefit plans of the Corporation and its subsidiaries and affiliates which are qualified under Section 401(a) of the Internal Revenue Code of 1986 as amended from time to time.

         Currently, the Master Trust consists of certain commingled assets of the Plan and the MichCon Investment and Stock Ownership Plan. The Plan's investment in the Master Trust in the Statement of Assets Available for Benefits represents the Plan's allocated portion (approximately 80% )of the Master Trust investments. The Plan's allocated portion of the investments is equal to the market value of the Plan's assets contributed, adjusted by the Plan's allocated share of the Master Trust investment income and expenses, employee and employer contributions and distributions and withdrawals paid to participants.

         A summary of the Master Trust assets as of December 31, 1997 and 1996 is as follows:

               MCN ENERGY GROUP SAVINGS AND STOCK OWNERSHIP PLAN

                          NOTES TO FINANCIAL STATEMENTS



                                                                    1997                1996
                                                                ------------        -------------
INVESTMENTS,

   Temporary investments, at market  . . . . . . . . . . . .    $  3,805,014        $   7,050,421
   Insurance contracts, including
       accumulated interest, at contract value  . . . . . . .     51,041,890           51,150,305
                                                                ------------        -------------
TOTAL INVESTMENTS   . . . . . . . . . . . . . . . . . . . . .     54,846,904           58,200,726
                                                                ------------        -------------
ASSETS HELD IN MASTER  TRUST  . . . . . . . . . . . . . . . .   $ 54,846,904        $  58,200,726
                                                                ============        =============
         The following is a summary of the net change in assets held in the
Master Trust for the year ended December 31, 1997:

                                                                                    1997
                                                                                ------------
Transfers into Master Trust . . . . . . . . . . . . . . . . . . . . . . . . .   $ 44,174,098

Interest, dividend and other income on investments . . . . . . .  . . . . . .      3,438,588

Transfers out of Master Trust   . . . . . . . . . . . . . . . . . . . . . . .    (50,966,508)
                                                                                ------------
NET CHANGE IN ASSETS HELD   . . . . . . . . . . . . . . . . . . . . . . . . .     (3,353,822)

NET ASSETS, BEGINNING OF YEAR . . . . . . . . . . . . . . . . . . . . . . . .     58,200,726
                                                                                ------------
NET ASSETS, END OF YEAR . . . . . . . . . . . . . . . . . . . . . . . . . . .   $ 54,846,904
                                                                                ============



5.       RELATED PARTY TRANSACTIONS

         Certain Plan investments are shares of mutual funds managed by Putnam Investments. Putnam Investments is the trustee as defined by the plan; therefore, these transactions qualify as party-in-interest.

6.       SUBSEQUENT EVENT

         The MCN Energy Group stock price as of December 31, 1997 of $40.38 declined to $25.31 at the close of business on June 25, 1998.

         In the first quarter of 1998, MichCon implemented an early retirement program. the program had no material impact on the plan.

              MCN ENERGY GROUP SAVINGS AND STOCK OWNERSHIP PLAN

         ITEM 27a -- SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                           AS OF DECEMBER 31, 1997

                                                               (c)
                  (b)                           Description of investments including                                    (e)
       Identity of issue, borrower,           maturity date, rate of interest, collateral,           (d)             Current
 (a)     lessor or similar party                      par or maturity value                          Cost              Value
----  ----------------------------------    -----------------------------------------------   --------------      -------------
  *   MCN Stock Fund                           MCN Energy Group Inc. Common Stock               $ 57,860,288       $141,792,794

  *   Putnam Global Growth Fund                Registered Investment Company                      15,848,904         17,277,301

  *   Putnam Fund for Growth and Income        Registered Investment Company                      36,444,230         46,713,743

  *   Fixed Income Fund                        Investment in Master Trust
                                                   Pacific Mutual                                 20,140,685         20,140,685
                                                   AIG Life #GIC-18190                               877,136            877,136
                                                   AIG Life #GIC-877                               2,234,650          2,234,650
                                                   Hartford Life #009702                           3,076,061          3,076,061
                                                   Hartford Life #GA-9950                            685,653            685,653
                                                   MET Life                                        2,273,825          2,273,825
                                                   The Boston Company #6420-002                    3,065,838          3,065,838
                                                   New York Life GA #20051                         3,021,977          3,021,977
                                                   New York Life GA #30783                         3,238,143          3,238,143
                                                   John Hancock Mutual #8407 GAC                   1,843,085          1,843,085
                                                   John Hancock Mutual #8868 GAC                   3,735,093          3,735,093

  *   Putnam Voyager Fund                      Registered Investment Company                      27,292,345         42,098,094

  *   Putnam New Opportunities Fund            Registered Investment Companies                     8,966,934         11,777,680

  *   Putnam Income Fund                       Registered Investment Companies                     1,456,848          1,478,517

  *   Putnam                                   Cash on deposit and in transit                         88,263             88,263

  *   Loan Fund                                Loans to Participants (Interest rates 9% to 12%     6,926,815          6,926,815
                                                                                                ------------       ------------


                                                                                                $199,076,773       $312,345,353
                                                                                                ============       ============

  *   Represents Party-in-Interest

                MCN ENERGY GROUP SAVINGS AND STOCK OWNERSHIP PLAN

               ITEM 27d -- SCHEDULE OF REPORTABLE TRANSACTIONS

                     FOR THE YEAR ENDED DECEMBER 31, 1997




                                       (b)
                              Description of asset
       (a)                    (include interest              (c)            (d)          (e)
 Identity of party            rate and maturity            Purchase       Selling        Lease
    involved                  in case of a loan)            Price          Price        rental
 -----------------            --------------------         --------       -------       ------
Putnam Investments           MCN Stock Fund                $ 11,731,876      n/a

Putnam Investments           MCN Stock Fund                     n/a       $ 13,346,587

Putnam Investments           Fixed Income Fund             $  9,401,815     n/a

Putnam Investments           Fixed Income Fund                  n/a       $ 11,513,957

Putnam Investments           Growth and Income Fund        $ 12,313,184      n/a

Putnam Investments           Growth and Income Fund             n/a       $  6,974,542

Putnam Investments           Voyager Fund                  $  6,476,763     n/a

Putnam Investments           Voyager Fund                       n/a       $  6,801,252



                                      (b)                                                   (h)
                            Description of asset             (f)                     Current value
        (a)                 (include interest              Expense          (g)       of asset on        (i)
 Identity of party          rate and maturity            incurred with     Cost of     transaction     Net gain
    involved                in case of a loan)            transaction       asset          date        or (loss)
 -----------------          --------------------         -------------     -------   -------------     ---------
Putnam Investments           MCN Stock Fund                                   n/a        $ 11,731,876      n/a

Putnam Investments           MCN Stock Fund                               $ 6,990,195    $ 13,346,587   $ 6,356,392

Putnam Investments           Fixed Income Fund                                n/a        $  9,401,815      n/a

Putnam Investments           Fixed Income Fund                            $11,568,619    $ 11,513,957   $   (54,662)

Putnam Investments           Growth and Income Fund                           n/a        $ 12,313,184      n/a

Putnam Investments           Growth and Income Fund                       $ 5,575,039    $  6,974,542   $ 1,399,503

Putnam Investments           Voyager Fund                                     n/a        $  6,476,763      n/a

Putnam Investments           Voyager Fund                                 $ 5,026,101    $  6,801,252   $ 1,775,151

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustee (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                         MCN Energy Group Savings and Stock Ownership Plan


                         By: /s/ Sebastian Coppola
                             -----------------------------------
                                    Sebastian Coppola
                              Senior Vice President and Treasurer
                                   MCN Energy Group Inc.


Dated:  June 29, 1998

                                  EXHIBIT INDEX

Number
--------            -----------------------------------------------

   23             Independent Auditors' Consent - Deloitte & Touche LLP